News Release
Brookfield Properties Corporation
Conference Call and Webcast of 2006 First Quarter Results
Friday, April 28, 2006 at 11:00 a.m. E.T.
You are invited to participate in Brookfield Properties Corporation’s live conference call announcing 2006 first quarter results on Friday, April 28, 2006 at 11:00 a.m. (E.T.). First quarter financial results will be available prior to the market open on April 28th on Brookfield’s Web site in the News section at www.brookfieldproperties.com.
Scheduled speakers are Ric Clark, President and Chief Executive Officer and Craig Laurie, Chief Financial Officer.
Webcast
To access the webcast, go to Brookfield’s Web site at www.brookfieldproperties.com, and click on the link for the webcast. The webcast will be archived 24 hours after the end of the conference call and can be accessed for 30 days.
Teleconference
You may also participate by dialing into the live conference toll free at 1-888-789-0150. To ensure your participation, please call five minutes prior to the scheduled start of the call. The call will be archived through May 5, 2006 and can be accessed by dialing toll free at 1-888-509-0081.
Management’s presentation will be followed by a question and answer period. To ask a question, press “*1” on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 66 commercial properties totaling 48 million square feet and ten development sites totaling eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact
Melissa Coley, Vice President, Investor Relations & Communications
Email: mcoley@brookfieldproperties.com
Tel: (212) 417-7215